NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Corporation”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 28, 2008 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2007, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration;

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

     The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

     Only Shareholders of record at the close of business on April 23, 2008 are entitled to receive notice of the Meeting and to vote at the Meeting.

     To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Monday, May 26, 2008, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

      Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 2 of the attached Management Information Circular.

     DATED at Vancouver, British Columbia, this 15th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse, President and Chief Executive Officer